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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

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                                  SCHEDULE 13G

                                 (RULE 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                b2bstores.com Inc.
                                ------------------
                                 (Name of Issuer)

                                   Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    11776S 10 7
                         ------------------------------
                                  (CUSIP Number)



                                  January 2, 2001
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

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CUSIP No.  11776S 10 7
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1.   Names of Reporting Persons.
     Mark A. Rice

     I.R.S. Identification Nos. of above persons (entities only).

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2.   Check the Appropriate Box if a Member of a Group
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3.   SEC Use Only
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4.   Citizenship or Place of Organization       United States
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Number of        5.   Sole Voting Power         524,450
Shares          ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power       None
Owned by        ---------------------------------------------------------------
Each             7.   Sole Dispositive Power    524,450
Reporting       ---------------------------------------------------------------
Person With      8.   Shared Dispositive Power  None
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person   524,450
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
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11.  Percent of Class Represented by Amount in Row (9)   6.1%
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12.  Type of Reporting Person   IN
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ITEM 1(a).   NAME OF ISSUER:

             b2bstores.com Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             249 East Ocean Boulevard, Suite 620
             Long Beach, California 90802

ITEM 2(a).   NAME OF PERSON FILING:

             Mark A. Rice

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             666 Dundee Road
             Suite 1901
             Northbrook, Illinois  60062

ITEM 2(c).   CITIZENSHIP:

             United States

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             Common Stock

ITEM 2(e).   CUSIP NUMBER:

             11776S 10 7

ITEM 3. This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c)

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ITEM 4.   OWNERSHIP:

     Mark A. Rice is the Managing Member of Minamax, LLC. Minamax, LLC is the Managing Member of The dotCom Fund, LLC. The dotCom Fund, LLC beneficially owns 524,450 Common Stock shares of b2bstores.com Inc., which represents 6.1% of aggregate outstanding shares of that class. Mark A. Rice, in his capacity as Managing Member of Minamax, has sole power to vote or direct the vote of the entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     The dotCom Fund, LLC has the right to receive the proceeds of the sale of 524,450 shares or any dividends on such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
          PERSON:

     Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

     Not applicable

ITEM 10.  CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       January 3, 2000
                                                   -----------------------
                                                             Date


                                                     /s/ Mark A. Rice
                                                   -----------------------
                                                         Mark A. Rice










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